SEC FILE NUMBER 000-55415

CUSIP NUMBER 294017108

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2017

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Attached Instruction Sheet Before Preparing Form. Please Print or Type Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I—REGISTRANT INFORMATION

Enumeral Biomedical Holdings, Inc.

Full Name of Registrant

Not Applicable

Former Name if Applicable

200 CambridgePark Drive

Suite 2000

Address of Principal Executive Office (Street and Number)

Cambridge, MA 02140

City, State and Zip Code

PART II—RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III—NARRATIVE

Enumeral Biomedical Holdings, Inc. (“we,” “our” or the “Company”) is unable to file its Quarterly Report on Form 10-Q for the period ended March 31, 2017 (the “Form 10-Q”) by the prescribed filing deadline (May 15, 2017) without unreasonable effort for the reasons set forth below. The Company expects to complete and file the Form 10-Q on or before May 22, 2017, the extension period provided under Rule 12b-25 and Rule 0-3.

The Company was not able to file its Form 10-Q as the result of the Company’s limited resources which have prevented the Company from allocating sufficient resources to the completion of its quarterly financial statements. As a consequence, the Company could not finalize its financial statement preparation and disclosures for the period ended March 31, 2017 within the prescribed time period without unreasonable effort. The Company sees the filing as a priority and will transact as soon as possible.

PART IV—OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Matthew A. Ebert	(617)	800-0610
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Enumeral Biomedical Holdings, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 15, 2017	By:	/s/ Kevin G. Sarney
			Name:	Kevin G. Sarney
			Title:	Vice President of Finance, Chief Accounting Officer and Treasurer